Exhibit 99.1

11 August 2014	James Hardie Industries plc Level 3 22 Pitt Street Sydney NSW 2000 Australia

The Manager ASX Market Announcements ASX 20 Bridge Street SYDNEY NSW 2000	T: +61 2 8845 3360
F: +61 2 9251 9805
GPO Box 3935
Sydney NSW 2001
Australia

Dear Sir/Madam,

Changes to the Format of Results Materials Released by James Hardie Industries plc

James Hardie wishes to advise that commencing with the release of the company’s results for the first quarter of fiscal year 2015, the company has revised the format and layout of its results materials, specifically the media release and management’s analysis of results.

The management’s analysis of results will now start with an overall analysis of the group’s results, followed by an analysis of our operating results by segment (USA & Europe Fibre Cement followed by Asia Pacific Fibre Cement) together with any supplementary financial or operating information.

A pro-forma of the media release and management’s analysis of the results is attached.

The intention behind making the changes was to improve the overall flow of our documents and to provide a clearer analysis of results to the reader, by addressing our results on a consolidated, then segment basis. It is hoped that by presenting our results in this way, the market is more readily able to follow and understand the discussion of our financial performance.

James Hardie will release its Q1FY15 results on Friday 15 August 2014. Further information on how to access the webcast of the results presentation and materials is available on our Investor Relations website at: http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Please contact our investor relations team on +61 2 8845 3360 if you have any questions.

Yours faithfully,

/s/ Sean O’Sullivan

SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van deer Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719